Exhibit 99.30
PRESS RELEASE
Aya Gold & Silver Reports April Production as Zgounder Ramp Up Gains Momentum

Montreal, Quebec, May 9, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to report continued operational progress at its Zgounder Silver Mine, driven by a strong mine ramp up, exceptional mill performance, a clear path to improve recovery, and solid April production.
April Production Metrics

Production Metrics		Q1-2024	Q1-2025	April 2025
Silver production	oz	366,362	1,068,652	345,550
Tonnage processed	kt	81,331	249,743	90,763
Silver recovery	%	82	82	80
Mill availability	%	96	91	98
Mine production	t	106,880	194,661	82,496

Operational Highlights
●	Mine ramp-up continues to exceed expectations, with 2,750 tonnes per day (“tpd”) mined in April 2025.

●	Mill throughput and availability in April are above expectations, averaging 3,025 tpd at 98% availability.

●	Recovery rates have improved in May.

●	Clear path to 89% recoveries identified with corrective actions underway, focused on stabilizing and optimizing oxygen production.
Key Actions Underway
●	Specialized contractor mobilized onsite to restore full capacity of the oxygen plant, with improvements expected over the coming weeks.

●	Direct collaboration was initiated with the oxygen plant equipment supplier, to fast-track long-term performance enhancements.

●	Once the oxygen plant reaches designed capacity, it is expected that recoveries will improve to reach feasibility study recovery rates.

●	Conclusive tests conducted on plant tailings to confirm feasibility study leaching parameters.

“Our fundamentals are strong, the ramp up is on track, and the results are showing — mine production is up 64% since January,” said Benoit La Salle, President and CEO. “We’ve seen a recovery improvement in May, and April’s performance confirms that we’re maximizing throughput, strengthening free cash flow, and driving down costs. We are pleased to reaffirm our 2025 guidance.”
Outlook
As the ramp-up progresses, April’s solid production marks an important step forward. Our focus is on attaining consistent performance and delivering sustained recovery improvements at Zgounder.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “momentum”, “improve”, “expectation”, “budget”, “expect”, “track”, “confirm”, “maximize”, “strengthen”, “drive down”, “guidance”, “continue”, “significant”, “increase”, “confirm”, “growth”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the production, production capacity, availabilities, throughput, milling and mining rates and capacities, recoveries and recovery rates, timing associated with improving any of the foregoing, as well as the Corporations’ guidance. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the capacity to stabilise or improve production, production capacity, mining or milling rates, throughput, availabilities, and recoveries, the capacity to stabilize or improve any of the foregoing, the capacity to obtain results described in the feasibility study and the capacity for the Corporation to meet its guidance, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.